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FOIA CONFIDENTIAL TREATMENT REQUESTED BY SAGIMET BIOSCIENCES INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

April 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: Cindy Polynice
   Alan Campbell
   Angela Connell
   Gary Newberry

Re:	Sagimet Biosciences Inc.
Draft Registration Statement on Form S-1
Submitted on March 24, 2023
CIK No. 0001400118

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Sagimet Biosciences Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on March 24, 2023 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated April 20, 2023 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1

Cover Page

1.	Please disclose on your prospectus cover page whether your offering is contingent upon the final approval of your NASDAQ listing. Please ensure the disclosure is consistent with your underwriting agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on the prospectus cover page of Amendment No. 1 to reflect the Staff’s comments.

Prospectus Summary

Overview, page 1

2.	Please revise your registration statement here and throughout to remove statements that you are developing a "first-in-class" therapeutic as such statements are speculative given your current stage of development.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 76, 87, 91 and 93 of Amendment No. 1 to remove references to “first-in-class” in response to the Staff’s comment.

3.	We note your discussion of the interim results of your FASCINATE-2 Phase 2b trial in NASH and your statement that you expect that the topline liver biopsy results will directly show improvement in disease. Please revise this section and elsewhere in your registration statement, where appropriate, to discuss the limitations of reliance on interim results. In your revisions, please clarify that interim clinical trial results may not be indicative of future results.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 76, 87, 91 and 94 of Amendment No. 1 in response to the Staff’s comment.

4.	Please revise your disclosure to clearly state whether the primary and secondary endpoints of the FASCINATE-1 clinical trial were achieved. Please also disclose whether observed results in this clinical trial were statistically significant in the 25mg and 75mg cohorts. To the extent that this clinical trial did not achieve its primary and/or secondary endpoints, please revise the bullet titled "Comprehensive improvements across biomarkers" to reflect this fact.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 76, 87, 100 and 101 of Amendment No. 1 in response to the Staff’s comment.

5.	We note your references here and on page 110 to a "de-risked" development strategy. Please remove these statements and any other statements that imply that you will be successful in mitigating or eliminating risk associated with drug development.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1 and 111 of Amendment No. 1 to remove these references in response to the Staff’s comment.

6.	We note your statement that denifanstat has been generally well-tolerated to date. Please revise this statement to reflect your disclosure (i) on page 99 indicating that TEAEs have led to treatment discontinuation of 20 subjects in the ongoing FASCINATE-2 trial and (ii) on page 104 indicating that in Cohort 3 of your FASCINATE-1 Phase 2 trial, you determined that the adverse effects were not balanced by the clinical activity observed.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 89, 94, 100 and 104 of Amendment No. 1 in response to the Staff’s comment to clarify that denifanstat was well tolerated specifically in the FASCINATE-1 trial at 25mg and 50mg dose levels.

Our FASN inhibitor pipeline, page 3

7.	Please revise your pipeline table here and on page 88 to reflect your disclosure on page 76 indicating that that denifanstat is licensed to Ascletis in Greater China, the clinical trials for acne and recurrent GBM are being conducted in China and that Ascletis has commercialization rights to denifanstat in Greater China.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its pipeline table on pages 3 and 89 of Amendment No. 1 in response to the Staff’s comment.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SAGIMET BIOSCIENCES INC.

Our team, page 4

8.	We note that you identify certain entities as investors in your company here and on page 89. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 167. If material, please expand your disclosure to describe the nature of each such entity's investment in your company and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4 and 90 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

Even if this offering is successful..., page 13

9.	We note your statements here and on page 79 that you have relied on private equity and debt financings to fund your operations. To the extent that the agreements governing these arrangements are still in place, please revise the prospectus, where appropriate, to describe the material terms of these agreements, as well as any debt associated with them.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it confirms it has disclosed the material terms of the Company’s current financing agreements with its investors on pages 165 and 166 of Amendment No. 1. The Company further advises the Staff that it has no outstanding debt obligations and has clarified such on page 13 of Amendment No. 1.

Our amended and restated certificate of incorporation..., page 61

10.	Please revise this risk factor and your disclosure on page 173 to disclose that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 61, 62 and 176 of Amendment No. 1 in response to the Staff’s comment.

Adverse developments affecting the financial services industry..., page 62

11.	We note your disclose here that you had $9.5 million in cash and cash equivalents at SVB at the time of SVB's closure as well as your statement on page F-8 that as of December 31, 2022, your short-term marketable securities were invested with SVB. Please revise this risk factor to disclose whether SVB's closure has decreased the value of your SVB- held assets or inhibited your ability to access those assets.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment.

Market, Industry and Other Data, page 66

12.	We note your statement that you have not independently verified any third-party information in the prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 67 of Amendment No. 1 to delete the statement in response to the Staff’s comment.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SAGIMET BIOSCIENCES INC.

Use of Proceeds, page 67

13.	Please revise to disclose how far the offering proceeds will allow you to proceed in the development of denifanstat. If any material amounts of other funds will be necessary for the development of denifanstat, state the amounts and sources of other funds needed for this purpose. For guidance, please refer to Item 504 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 7 and 68 of Amendment No. 1 in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations License agreement with Ascletis, page 76

14.	Please revise your disclosure to explain why the $2.0 million milestone payment under the license agreement was "potentially triggered." To the extent the milestone payment obligation has been triggered and the milestone payment has not been made, please explain why.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the milestone in question is defined as [***] pursuant to the Ascletis license agreement. In January 2022, Ascletis initiated dosing of a Phase 3 clinical trial in recurrent glioblastoma (GBM). At that point in time, it was unclear whether or not this event triggered the achievement of the development milestone, which, if triggered, would entitle the Company to a $2.0 million milestone payment from Ascletis. There is uncertainty in the language of the milestone within the Ascletis license agreement whereby it was unclear whether the achievement of this development milestone was dependent upon and had to occur after the achievement of the first milestone. Specifically, there is another milestone defined as [***] which has not yet been achieved. Therefore, there was uncertainty around whether Ascletis’ initiation of the Phase 3 GBM trial could be considered the “second indication” if the first indication has not yet been achieved. This uncertainty required discussion with Ascletis and agreement by both parties, which did not occur by December 31, 2022. In February 2023, the parties reached agreement that the development milestone event was achieved. However, the form and amount of consideration related to the development milestone is still under discussion, including potentially waiving the $2.0 million payment in part or in full, among others. The Company and Ascletis are determining whether amendment of this development milestone could benefit both parties. This renegotiation, as well as the amount to be collected, is ongoing and the timeline for completion of this renegotiation has not yet been finalized. The Company has not invoiced Ascletis and no payment has been received from Ascletis to date.

The Company further advises the Staff that it has revised its disclosure on pages 78 and 117 of Amendment No. 1 in response to the Staff’s comment to further clarify the prior disclosure.

Business

FASCINATE-1 Phase 2 clinical trial results, page 99

15.	Please revise this section to clearly disclose the primary and secondary endpoints of the clinical trial and whether they were achieved.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 100 and 101 of Amendment No. 1 in response to the Staff’s comment.

Acne, page 110

16.	We note your statement that you have shown in two separate Phase 1 clinical trials that denifanstat can reduce the amount of sebum on patients' skin. Please revise to briefly describe these trials. In your revisions, please disclose whether the trials were powered for statistical significance.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 112 of Amendment No. 1 to briefly describe these trials in response to the Staff’s comment.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SAGIMET BIOSCIENCES INC.

General

17.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

***

If you should have any questions regarding the enclosed matters, please contact me at (445) 207-7805.

Sincerely,

/s/ Rachael M. Bushey, Esq.
Rachael M. Bushey, Esq.

Enclosures

cc:	David Happel, Sagimet Biosciences Inc.
Dennis Hom, Sagimet Biosciences Inc.
Elizabeth Rozek, Sagimet Biosciences Inc.
Marianne Sarrazin, Goodwin Procter LLP
Alicia Tschirhart, Goodwin Procter LLP
John T. McKenna, Cooley LLP Natalie Y. Karam, Cooley LLP Denny Won, Cooley LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SAGIMET BIOSCIENCES INC.